Mail Stop 3561

								            May 15, 2006

Mr. Eugene A. Castagna
Chief Financial Officer and Treasurer
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, New Jersey 07083

		RE:	Bed Bath & Beyond Inc.
			Form 10-K for Fiscal Year Ended February 26, 2005
			Filed May 12, 2005
Forms 10-Q for Fiscal Quarters Ended May 28, August 27, and
November
26, 2005
			File No. 0-20214

Dear Mr. Castagna:

	We have reviewed your response letter dated March 17, 2006 and related supplemental information filed May 9, 2006 and have the following additional comments. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended February 26, 2005

Financial Statements, page 22

Note 1.  Summary of Significant Accounting Policies and Related
Matters, page 26

D.  Segments, page 26

1. We have reviewed your response to comment 1 in our letter dated February 17, 2006, as well as the supplemental information you provided on May 9, 2006. We do not believe you have demonstrated that you have only one operating segment, as that term is discussed in
paragraphs 10 through 15 of SFAS 131.   In particular, we note
that
you provide to your chief operating decision maker (CODM) discrete financial information for each of your store types including sales, gross margin, operating profit and net income.  Because you
provide
this discrete financial information to your CODM, our presumption is
that this information is reviewed by the CODM in assessing company and business unit performance; otherwise, if this information was not used by the CODM, we assume it would be omitted from the reports. Moreover, since discrete financial information for each of your business units is tracked by you and reported to your CODM, it seems to us that omission of this information from your periodic reports is
inconsistent with the objective and basic principles of SFAS 131, as
discussed in paragraphs 3 and 4 of SFAS 131.   Thus, please tell
us
how you plan to revise your disclosures accordingly. If you would propose to revise your segment disclosures in future filings rather than amending your historical disclosures, please tell us in detail why you believe an amendment is not necessary.

R.  Revenue Recognition, page 29

2. We reviewed the proposed revisions to your footnote disclosure pursuant to the disclosure requirements of Rules 5-04 and 12-09 of Regulation S-X, and do not believe your proposed disclosures are compliant with the schedule requirements. In particular, we believe your disclosure regarding the provision for sales returns should correspond to the total amount charged to the income statement for returns. See, for example and by analogy, the last sentence of Rule
12-09 of Regulation S-X. Likewise, we believe your disclosure regarding deductions to the allowance should correspond to the actual amount of returns during the year. It is not sufficient to disclose the quarterly and/or annual adjustments to the reserve account as the total provision for sales returns, without reflecting in the provision the actual returns charged directly to sales throughout the year, nor is it sufficient to say that there were no deductions from the account, when actual returns occurred throughout the year. Please show us how you intend to revise your disclosures accordingly in future filings.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter as a correspondence file on EDGAR.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322, or in her absence, Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.


		Sincerely,


		George F. Ohsiek, Jr.
	Branch Chief
Mr. Eugene A. Castagna
Bed Bath & Beyond Inc.
May 15, 2006
Page 1